

Mail Stop 4561

September 8, 2016

Lai Chai Suang
Chief Executive Officer
Mon Space Net Inc.
100.3.041, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
Section 13, 46200
Petaling Jaya, Malaysia

> **Re:** **Mon Space Net Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 25, 2016**
> **File No. 333-210519**

Dear Ms. Lai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 14

1. We refer to your response letter dated July 7, 2016, in which you state that you have received "all of the $208,330 in proceeds from the sale of our common stock as of the date hereof." Further, disclosure throughout your filing, including on pages 4, 11, 13, 14 and 22, indicates that you raised aggregate proceeds of $208,330 from the sale of 208,330,000 shares of common stock that was completed in February 2016. The foregoing statements appear to be inconsistent with your balance sheet on page F-9 indicating that you had only 13,330,000 shares of common stock outstanding as of June

30, 2016, as well as with the disclosure on page F-13 stating that "the remaining $200,000 is not received and 200,000,000 shares are not issued until August 2016." Please tell us if and when you issued the 200,000,000 shares and received the corresponding $200,000 in proceeds, and make conforming revisions throughout your document. To the extent that you have not received payment for these shares, please tell us whether any of these shares are being registered for resale with this registration statement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 17

2.   We note that Ms. Lai loaned an aggregate of $201,476 to the company. Please clarify whether Ms. Lai loaned this money to the company pursuant to a written agreement and, if so, please file this agreement as an exhibit to your registration statement. To the extent this is an oral agreement, please file a written description of this oral contract as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance relating to oral contracts, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Financial Statements

Financial Statements as of and for One Day Ended December 31, 2015

Note 4 – Subsequent Events, page F-7

3.   Further to comment 1 above, please clarify your disclosure that you had a subscription receivable of $200,000 as of March 31, 2016. In this regard, your financial statements as of and for the three and six months ended June 30, 2016 do not reflect the issuance of these shares and the related subscription receivable. Also, in your notes to the interim financial statements, revise to disclose the date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

　　　　You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Katherine Wray

　　　　　　　　　　　　　　　　　　　　Katherine Wray
　　　　　　　　　　　　　　　　　　　　Attorney-Advisor
　　　　　　　　　　　　　　　　　　　　Office of Information Technologies
　　　　　　　　　　　　　　　　　　　　and Services

cc:　　　Jason Ye, Esq.
　　　　　Lucosky Brookman LLP